Exhibit 99.1

Date: April 18, 2019	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: EMERALD HEALTH THERAPEUTICS, INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 13, 2019
Record Date for Voting (if applicable) :	May 13, 2019
Beneficial Ownership Determination Date :	May 13, 2019
Meeting Date :	June 20, 2019
Meeting Location (if available) :	VANCOUVER, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	29102R106	CA29102R1064

Sincerely,

Computershare

Agent for EMERALD HEALTH THERAPEUTICS, INC.